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     For period ending 09-30-96
     File Number 811-5853
     Sub-Item 77.C
     Series 2


     77.C.  Matters submitted to a vote of securities holders.

                               The following matters were submitted to a vote of
     securities holders at a special meeting of shareholders of Heritage Income Trust - High Yield Bond Fund ("Fund") held on January 24, 1995:

                      (1) Approval of a modified investment objective of high current income for the Fund: 1,505,288.656 shares were voted in favor of, 155,119.345 shares were voted against, and 61,374.963 abstained from voting on the motion to approve the modified investment objective of high current income for the Fund.

                      (2) Approval of an Investment Subadvisory Agreement between Heritage Asset Management, Inc. and Salomon Brothers Asset Management Inc with respect to the Fund: 1,532,052.681 shares were voted in favor of, 103,511.454 shares were voted against, and 86,218.829 abstained from voting on the motion to approve the Investment Subadvisory Agreement between Heritage Asset Management, Inc. and Salomon Brothers Asset Management Inc.
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